SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                             (Amendment No. ___)(1)


                       TAKE-TWO INTERACTIVE SOFTWARE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    874054109
                                 (CUSIP Number)

                                January 25, 1999
              Date of Event Which Requires Filing of this Statement


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     |_| Rule 13d-1(b)
     |X| Rule 13d-1(c)
     |_| Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 874054109                       13G                  Page 2 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Peter M. Brant
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a)|_|
                                                (b)|_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
              NUMBER OF SHARES       5         SOLE VOTING POWER
                BENEFICIALLY
                  OWNED BY                     1,106,819
                    EACH             -------------------------------------------
                   PERSON            6         SHARED VOTING POWER
                  REPORTING
                    WITH                       1,941,930
                                     -------------------------------------------
                                     7         SOLE DISPOSITIVE POWER

                                               1,106,819
                                     -------------------------------------------
                                     8         SHARED DISPOSITIVE POWER

                                               1,941,930
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,048,749
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     16.6%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 Pages

Item 1(a).     Name of Issuer:

               TAKE-TWO INTERACTIVE SOFTWARE, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               575 Broadway
               New York, NY 10012

Item 2(a).     Name of Person Filing:

               This Schedule 13G is filed on behalf of Peter M. Brant.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               P. O. Box 3443
               Greenwich, CT 06830

Item 2(c).     Citizenship:

               Mr. Brant is a United States citizen.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share.

Item 2(e).     CUSIP Number:

               874054109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) - (j): Not applicable.

               If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.        Ownership:

               (a) Amount Beneficially Owned: Upon the dissolution of Bridgehampton Investors, L.P., Mr. Brant and Brant Allen
               Industries Incentive Profit Sharing Plan (the "Plan"), an employee profit sharing plan for Brant Allen Industries, of which Mr. Brant is President, received 1,106,819 and 1,941,930 shares of Common Stock, respectively, as a pro rata distribution of partnership interests. As a trustee of the Plan, Mr. Brant shares voting and dispositive power with respect to the shares held by the Plan with the other trustees.

               (b) Percent of Class: 16.6%


                                Page 3 of 5 Pages

               (c)  Number of shares as to which each person has:

                    (i)       sole   power  to  vote  or  to  direct  the
                              vote:    1,106,819  (6.0%)

                    (ii)      shared  power  to  vote  or to  direct  the
                              vote:    1,941,930  (10.6%)

                    (iii)     sole power to dispose or to direct the
                              disposition of:    1,106,819  (6.0%)

                    (iv)      shared   power  to   dispose   or  to  direct
                              the disposition of:    1,941,930  (10.6%)


Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."


                                Page 4 of 5 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 2, 1999




                                                        /s/ Peter M. Brant
                                                        ------------------------
                                                        Peter M. Brant


                                Page 5 of 5 Pages